The Board of Directors

eFuture Holding Inc. (the “Company”)

A1103, A1105, A1106-07, Building A, Chengjian Plaza

No. 18 Beitaipingzhuang Road

Haidian District

Beijing, 100088

People’s Republic of China

June 6, 2016

Dear Sirs and Madams:

Shiji (Hong Kong) Limited (the “Buyer”), a shareholder of the Company and a wholly-owned subsidiary of Beijing Shiji Information Technology Co., Ltd. (“Beijing Shiji”), is pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares of the Company (the “Shares”) that are not already beneficially owned by the Buyer and its affiliates in a going private transaction (the “Acquisition”).

We believe that our proposal of US$6.32 in cash per Share will provide an attractive opportunity to the shareholders of the Company. This price represents a premium of approximately 16.0% to the Company’s Share’s closing price on June 3, 2016.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate the Acquisition as outlined in this letter.

1.	Purchase Price. The Buyer is prepared to pay for the Shares acquired in the Acquisition at a price of US$6.32 per Share in cash.
2.	Financing. We intend to finance the Acquisition with equity capital and are confident that we will secure adequate financing to consummate the Acquisition.
3.	Due Diligence/Advisors. We have engaged Cleary Gottlieb Steen & Hamilton LLP as U.S. counsel in connection with the Acquisition. We will be in a position to commence our due diligence review on the Company for the Acquisition immediately upon receiving access to the relevant materials.
4.	Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions promptly. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions, including representations, warranties, covenants and conditions, typical for transactions of this type. We anticipate that the Definitive Agreements will be completed in parallel with due diligence.
5.	Confidentiality. We expect the Company to make a public announcement in connection with receiving our proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

6.	Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Company’s board of directors will, through a committee of independent directors, evaluate the proposed Acquisition before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding shares that the Buyer and its affiliates do not already own, and that the Buyer and its affiliates do not intend to sell their stake in the Company to a third party.
7.	About Beijing Shiji. As you may know, Beijing Shiji is a company listed on the Shenzhen Stock Exchange. The principal businesses of Beijing Shiji include software development, system integration and technical support and maintenance services. Based on the closing price of the stocks of Beijing Shiji on June 6, 2016, Beijing Shiji has a market capitalization of approximately RMB28.5 billion (an equivalent of US$4.3 billion).
8.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. Such a commitment will result only from the execution of the Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, we would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to speaking with you.

Sincerely,

SHIJI (HONG KONG) LIMITED

By:_/s/Kevin Patrick King

Name: Kevin Patrick King

Title: Authorized Signatory